March 20, 2026

Bradley Nelson
Chief Executive Officer
MasterCraft Boat Holdings, Inc.
100 Cherokee Cove Drive
Vonore, Tennessee 37885

       Re: MasterCraft Boat Holdings, Inc.
           Registration Statement on Form S-4
           Filed March 16, 2026
           File No. 333-294312
Dear Bradley Nelson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing